CanAlaska Ventures Ltd.

TSX.V: CVV   OTCBB: CVVLF   FRANKFURT: DH7

Toll Free 1-800-667-1870

www.canalaska.com

FOR IMMEDIATE RELEASE

      NEWS RELEASE

CanAlaska Resumes Drilling at West McArthur Uranium Project

Vancouver, BC, June 28, 2006 – CanAlaska Ventures Ltd. (the “Company”) has resumed exploration drilling on its West McArthur uranium property in the Athabasca Basin in Saskatchewan.

The drill program is a continuation of the first work reported by the Company in its May 30, 2006 news release, in which the Company confirmed uranium mineralization and alteration intersections in all of the first four drill holes on the West McArthur property.

The Summer 2006 drill program has commenced with the first hole located 100 metres southwest of drill hole WMA003.  This hole is approximately 2 kilometres west of hole WMA004 which intercepted pitchblende stringer uranium mineralization grading 0.28 % U3O8 over 0.2 metres at the unconformity.

The previous drill holes tested the first of a series of airborne EM and ground resistivity targets spanning four kilometres of a stratigraphic target.  The drilling confirmed the target locations and showed illite and dickite clay alteration within the basement graphitic pelites along faulted zones, and in the overlying sandstones, as well as increased boron and uranium mineralization near and below the unconformity.

Dr Karl Schimann, CanAlaska’s Exploration Manager reported: “The West McArthur Winter 2006 drill holes have intersected the airborne defined graphitic conductors at a vertical depth of 820 to 850 metres. Uranium is only slightly anomalous in the lower part of the sandstone and in the basement, but there are clear signs of hydrothermal alteration of the type associated with unconformity uranium deposits”.

News Release

   June 28, 2006

Warm weather curtailed the winter drill program and three of the six initial holes on targets MC1 and MC2 still remain to be drilled.  President Peter Dasler, P. Geo., reports: “The success we have achieved in locating what appears to be the edge of an alteration zone associated with our airborne target conductors provides a very strong impetus for continued aggressive drilling on all of the remaining conductors and alteration zones identified from the airborne and ground surveys on this property.  Our immediate proximity to the giant McArthur River uranium mine, and the strongly similar geology and alteration, along with the interception of pitchblende stringer mineralization in hole 4, is of strong significance for our future chances of success”.

The Company has completed down-hole and between-hole geophysical surveys over the past six weeks to better define the targets intercepted in the first drilling program.  The current drill program will be a minimum of six step-out holes and wedge holes.

About CanAlaska Ventures Ltd.

CanAlaska possesses eighteen, 100%-owned, uranium projects in Canada's Athabasca Basin. Since September, 2004, the Company has aggressively acquired one of the largest land positions in the region, now comprising over 2,313,000 acres (936,000 Hectares).  In 2005, CanAlaska expended over Cdn$5 million exploring its properties in the Athabasca Basin and delineated multiple uranium targets. Initial drilling from the West McArthur project revealed uranium mineralization and significant zones of hydrothermal alteration, indicative of a favorable environment for uranium deposition. An aggressive minimum $6.5 million exploration program is planned for 2006.

Investor Contact Emil Fung Tel: +1-604-685-1870 Toll Free: 1-800-667-1870 info@canalaska.com

On behalf of the Board of Directors

Peter Dasler, President

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release:  CUSIP#137089108.

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release

   June 28, 2006